UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

WEST COAST BANCORP

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

952145100

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 952145100	SCHEDULE 13D	PAGE 2 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,441,700 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,441,700 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,441,700 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 952145100	SCHEDULE 13D	PAGE 3 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners II, L.P. 20-4117535
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,441,700 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,441,700 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,441,700 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

CUSIP No. 952145100	SCHEDULE 13D	PAGE 4 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,441,700 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,441,700 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,441,700 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

CUSIP No. 952145100	SCHEDULE 13D	PAGE 5 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,441,700 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,441,700 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,441,700 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (See Item 5)
14	TYPE OF REPORTING PERSON* CO – Corporation

*	See Instructions

CUSIP No. 952145100	SCHEDULE 13D	PAGE 6 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,441,700 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,441,700 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,441,700 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

CUSIP No. 952145100	SCHEDULE 13D	PAGE 7 OF 12 PAGES

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value (“Common Stock”), of West Coast Bancorp, an Oregon corporation (“West Coast”).

The address of the principal executive offices of West Coast is 5335 Meadows Road, Suite 201, Lake Oswego, Oregon 97035.

ITEM 2.	IDENTITY AND BACKGROUND.

(a), (c), (f)

This Schedule 13D is being jointly filed by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Capital Partners II, L.P., a Delaware limited partnership (“RMCP II”), (iii) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (iv) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (v) Willem Mesdag, a natural person and citizen of the United States of America. RMCP LLC, RMCP II and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.”

The principal business of RMCP II is investment. RMCP II was not formed for the specific purpose of investing in the securities of West Coast.

RMCP GP is the general partner of RMCP II and thus may be deemed to control RMCP II. The principal business of RMCP GP is investment.

RMCP LLC is the managing member of RMCP GP and thus may be deemed to control RMCP GP and each entity directly or indirectly controlled by RMCP GP. The principal business of RMCP LLC is investment.

RMCM is the managing member of RMCP LLC and thus may be deemed to control RMCP LLC and each entity directly or indirectly controlled by RMCP LLC. The principal business of RMCM is investment.

Mr. Mesdag is the president, sole executive officer, sole director and sole shareholder of RMCM and thus may be deemed to control RMCM and each entity directly or indirectly controlled by RMCM (including Red Mountain). The principal occupation of Mr. Mesdag is Managing Partner of Red Mountain.

J. Christopher Teets (and his principal occupation) is Partner of Red Mountain. Mr. Teets does not control any Reporting Person. Information regarding Mr. Teets is being included in this Schedule 13D only for purposes of complying with General Instruction C to Schedule 13D.

Kerry Stirton (and his principal occupation) is Partner of Red Mountain. Mr. Stirton does not control any Reporting Person. Information regarding Mr. Stirton is being included in this Schedule 13D only for purposes of complying with General Instruction C to Schedule 13D.

(b)	The principal executive offices of RMCM and Red Mountain are located at, and the principal business address of Mr. Mesdag, Mr. Teets and Mr. Stirton is, 10100 Santa Monica Boulevard, Suite 925, Los Angeles, California 90067.

(d)-(e)	During the last five years, none of the Reporting Persons, Mr. Teets or Mr. Stirton has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 952145100	SCHEDULE 13D	PAGE 8 OF 12 PAGES

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 23, 2009, RMCP II purchased from West Coast: (i) 88,834 shares of Series A Mandatorily Convertible Participating Preferred Stock of West Coast (“Series A Preferred Stock”) and (ii) a warrant to purchase 13,754 shares of Series A Preferred Stock (the “Warrant”). The aggregate purchase price for such Series A Preferred Stock and the Warrant was $8,883,400.00. The source of the funds used by RMCP II to purchase such Series A Preferred Stock and the Warrant was working capital of RMCP II.

By its terms, each share of Series A Preferred Stock was automatically convertible into 50 shares of Common Stock upon the attainment by West Coast of stockholder approval for (i) an amendment of West Coast’s Restated Articles of Incorporation to increase the number of authorized shares of Common Stock to 250,000,000 and (ii) the issuance of shares of Common Stock in connection with the conversion of the Series A Preferred Stock and certain other West Coast preferred stock (including that received with respect to the exercise of the Warrant and certain other warrants to purchase West Coast preferred stock) into Common Stock, for purposes of NASDAQ Marketplace Rule 5635. By its terms, the Warrant would become exercisable only if such stockholder approval was not attained prior to March 1, 2010 and would expire automatically if such stockholder approval was attained prior to March 1, 2010.

On January 20, 2010, West Coast attained such stockholder approval. As a result, on January 27, 2010, the 88,834 shares of Series A Preferred Stock owned by RMCP II converted automatically into an aggregate of 4,441,700 shares of Common Stock, and the Warrant expired automatically.

ITEM 4.	PURPOSE OF TRANSACTION.

Red Mountain acquired the Series A Preferred Stock reported in this Schedule 13D (and, consequently, the Common Stock into which such Series A Preferred Stock was converted) for investment purposes because it believed that the Common Stock was undervalued and represented an attractive investment opportunity.

Red Mountain has met with the management of West Coast and expects to maintain a dialogue with management regarding, among other things, West Coast’s operations, strategic direction, capital structure and corporate governance and Red Mountain’s expectation that management will pursue appropriate measures to enhance shareholder value. In addition, Red Mountain may communicate with other persons regarding West Coast, including, without limitation, the board of directors of West Coast, other shareholders of West Coast and potential strategic or financing partners.

Red Mountain will routinely monitor and assess, among other things, (i) the financial condition, operations, prospects, capital structure and management of West Coast, (ii) the value and price of the Common Stock, (iii) relevant business developments, competitive and strategic matters and prevailing industry and market conditions, (iv) alternative investment opportunities available to Red Mountain, (v) its liquidity requirements, and (vi) other investment considerations. On the basis of such assessments, Red Mountain may, at any time and from time to time, take such actions with respect to its investment in West Coast as it deems appropriate, including, without limitation, (i) proposing measures which it believes would enhance shareholder value, (ii) seeking representation on the board of directors of West Coast, (iii) purchasing additional Common Stock or other securities of West Coast, (iv) selling some or all of any securities of West Coast held by Red Mountain, or (v) otherwise changing its intention with respect to any of the matters referenced in this Item 4.

Except as set forth in this Item 4, Red Mountain has no present plans or proposals that relate to or would result in any of the actions required to be disclosed in this Item 4.

CUSIP No. 952145100	SCHEDULE 13D	PAGE 9 OF 12 PAGES

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)

RMCP II beneficially owns, in the aggregate, 4,441,700 shares of Common Stock, which represent approximately 5.1% of the outstanding Common Stock. (1) RMCP II has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 4,441,700 shares of Common Stock.

Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control RMCP II, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMCP II.

Other than shares of Common Stock beneficially owned by RMCP II, none of the Reporting Persons, Mr. Teets or Mr. Stirton may be deemed to beneficially own any shares of Common Stock.

Each of RMCP LLC, RMCP II and RMCP GP affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, each of Mr. Teets and Mr. Stirton disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

(c)	The information set forth in Item 3 above is hereby incorporated by reference in response to this Item 5(c).

(d)-(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of West Coast.

(1)

All calculations of percentage ownership in this Schedule 13D are based on 87,171,666 shares of Common Stock outstanding as of February 8, 2010, as reported in the Amendment No. 1 to Form S-3, which was filed by West Coast with the Securities and Exchange Commission on February 10, 2010.

CUSIP No. 952145100	SCHEDULE 13D	PAGE 10 OF 12 PAGES

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of February 18, 2010, by and among the Reporting Persons (filed herewith).

CUSIP No. 952145100	SCHEDULE 13D	PAGE 11 OF 12 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2010

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ WILLEM MESDAG
By:		Willem Mesdag
Title:		Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS II, L.P.

By:		RMCP GP LLC, its general partner

/s/ WILLEM MESDAG
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP GP LLC

/s/ WILLEM MESDAG
By:		Willem Mesdag
Title:		Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ WILLEM MESDAG
By:		Willem Mesdag
Title:		President

WILLEM MESDAG

/s/ WILLEM MESDAG

CUSIP No. 952145100	SCHEDULE 13D	PAGE 12 OF 12 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of February 18, 2010, by and among the Reporting Persons (filed herewith).